SECURITI IMISSION

02021911

A ...T

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Laidlaw Global Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Milmarina M. Camacho (212) 376-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard A. Eisner & Company, LLP
(Name — if individual, state last, first, middle name)

575 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Milmarina M. Camacho, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of Laidlaw Global Securities, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Milmarina M. Camacho 4/11/02
Signature

Controller
Title

Ina Hammerschlag 4/11/02
Notary Public
INA HAMMERSCHLAG
NOTARY PUBLIC, State of New York
No. 01HA5066193
Qualified in Queens County
Commission Expires September 23, 2002.

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LAIDLAW GLOBAL SECURITIES, INC.
(an indirect wholly owned subsidiary of
Laidlaw Global Corp.)

FINANCIAL STATEMENTS

DECEMBER 31, 2001

(with supplementary information)

Eisner

Richard A. Eisner & Company, LLP
Accountants and Consultants

575 Madison Avenue
New York, NY 10022-2597
Tel 212.355.1700 Fax 212.355.2414
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Laidlaw Global Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Laidlaw Global Securities, Inc. (an indirect wholly owned subsidiary of Laidlaw Global Corp.) as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laidlaw Global Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit, is anticipating continuing losses and believes it will require additional sources of funding during 2002 to maintain sufficient regulatory net capital. In addition, the Company's Parent, which is the Company's sole source of funding, may be unable to supply the required capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Richard A. Eisner & Company, LLP

New York, New York
April 15, 2002

LAIDLAW GLOBAL SECURITIES, INC.
(an indirect wholly-owned subsidiary of Laidlaw Global Corporation)

Statement of Financial Condition
December 31, 2001

ASSETS	
Cash and cash equivalents	$ 1,884,157
Receivable from clearing broker	179,246
Securities owned, at market value	314,765
Notes and other receivable	120,070
Prepaid expenses and other assets	241,216
Computer equipment and software, net	89,377
	$ 2,828,831
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, but not yet purchased, at market value	$ 930
Commissions payable	243,656
Deferred revenue	99,722
Accounts payable and accrued expenses	531,379
Deferred rent liability	527,756
Due to parent	196,821
Total liabilities	1,600,264
Commitments and contingencies	
Stockholder's equity:	
Common stock, $1 par value; 75,000 shares authorized and 48,904 shares outstanding	48,904
Additional paid-in capital	20,634,755
Accumulated deficit	(19,455,092)
Total stockholder's equity	1,228,567
	$ 2,828,831

LAIDLAW GLOBAL SECURITIES, INC.
(an indirect wholly-owned subsidiary of Laidlaw Global Corporation)

Statement of Operations
Year Ended December 31, 2001

Revenues:	
Commissions	$ 2,759,174
Trading gains, net	1,551,878
Corporate finance fees	208,436
Asset management fees	467,960
Interest	82,495
Other	46,773
	5,116,716
Expenses:	
Commissions	2,589,585
Compensation and benefits	2,492,776
Compensation expense related to Parent's stock options	666,900
Clearing fees	570,532
Occupancy	765,923
Communications	743,500
Professional fees	312,574
Legal and arbitration settlements	328,096
Other general and administrative	697,476
	9,167,362
Net loss	$ (4,050,646)

See notes to financial statements

LAIDLAW GLOBAL SECURITIES, INC.
(an indirect wholly-owned subsidiary of Laidlaw Global Corporation)

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance - December 31, 2000	48,904	$ 48,904	$19,967,855	$ (15,404,446)	$ 4,612,313
Contribution to capital attributable to repricing of Parent's options granted to employees of the Company			666,900		666,900
Net loss				(4,050,646)	(4,050,646)
Balance - December 31, 2001	**48,904**	**$ 48,904**	**$20,634,755**	**$ (19,455,092)**	**$ 1,228,567**

LAIDLAW GLOBAL SECURITIES, INC.
(an indirect wholly-owned subsidiary of Laidlaw Global Corporation)

Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	**$ (4,050,646)**
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	**68,935**
Loss on disposal of computer equipment	**16,957**
Compensation expense related to Parent's stock options	**666,900**
Changes in:	
Receivable from clearing broker	**891,850**
Securities owned, at market value	**203,634**
Receivable from parent	**1,978,365**
Receivable from affiliate	**402,683**
Notes and other receivable	**397,249**
Prepaid expenses and other assets	**26,366**
Commissions payable	**101,442**
Deferred revenue	**99,722**
Deferred rent liability	**(29,719)**
Securities sold, but not yet purchased, at market value	**805**
Accounts payable and accrued expenses	**2,167**
Due to parent	**196,821**
Net cash provided by operating activities	**973,531**
Cash flows from investing activities:	
Purchase of computer equipment and software	**(64,164)**
Net increase in cash and cash equivalents	**909,367**
Cash and cash equivalents - beginning of year	**974,790**
Cash and cash equivalents - end of year	**$ 1,884,157**

See notes to financial statements

NOTE A - ORGANIZATION AND BASIS OF PRESENTATION

Laidlaw Global Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Act") and a registered investment advisor pursuant to the Investment Advisors Act of 1940 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is an indirect wholly-owned subsidiary of Laidlaw Global Corporation (the "Parent").

The Company provides brokerage services to both institutional and individual investors. In addition, the Company operates as a financial advisor to a number of middle-market companies, provides consulting in mergers, acquisitions, sales and recapitalizations, and assists with placement of private stock in the United States and abroad. All securities transactions are cleared through Pershing, a Credit Suisse First Boston Company, pursuant to a securities clearing agreement.

The Company is exempt from the provisions of rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of that rule.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses and has a significant accumulated deficit as of December 31, 2001. In addition, the Company's unaudited financial statements for the two month period ended February 28,2002 indicate additional net losses of approximately $700,000 and the Company expects to incur additional losses during the year ending December 31, 2002. Accordingly, the Company anticipates that it will require additional sources of funding during 2002 to maintain sufficient regulatory net capital. The Company is presently dependent on its Parent for additional funding and in March 2002, the Parent contributed additional capital of approximately $1.3 million to the Company. The Parent, which is a holding company with the Company being its only operating subsidiary, has also suffered recurring losses on a consolidated basis and has a significant accumulated deficit at December 31, 2001. Since the Parent has no other source of operating cash flow it is dependent on outside sources of financing and is presently pursuing several alternatives, although no additional financing is imminent. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions

Proprietary securities transactions and related gains or loss are recorded on the trade date. Customers' securities transactions are reported on a settlement date basis with commission income and related expenses reported on a trade date basis.

Securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in trading gains, net.

[2] Cash and cash equivalents

Cash and cash equivalents include cash in bank accounts and investment in a money market mutual fund.

[3] Securities sold, but not yet purchased

Securities sold, but not yet purchased, consist of trading securities at quoted market values. The difference between the proceeds received from securities sold short and the current market value is included in trading gains, net.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[4] Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

[5] Syndicate and underwriting fees

Syndicate and underwriting fees include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. These fees are recorded on the offering date, sales concessions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[6] Corporate finance fees

Corporate finance fees are received from providing advisory and due diligence services for proposed financing that do not result in either the offering of private or public financing. Fees are recognized when the services are performed.

[7] Asset management fees

The Company computes asset management fees and the related commission payout on a quarterly basis, in advance, and amortizes such amounts for financial statement purposes on a monthly basis.

[8] Depreciation

Computer equipment and software are stated at cost. Depreciation is provided for primarily by the straight-line method over their estimated useful lives, ranging from 2 to 3 years.

[9] Income taxes

The Company files a consolidated Federal income tax return and a combined return for state and city purposes with its Parent. The consolidated or combined taxes payable or refundable are generally allocated between the Parent and the Company based on their respective contributions to consolidated or combined taxable income and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The accompanying financial statements include a provision or benefit for income taxes as if the Company filed its own separate returns. As of December 31, 2001, the Company has a federal net operating loss carryforward of approximately $9,266,000 available through 2021. A deferred tax asset of approximately $4,400,000 at such date is primarily attributable to such carryover losses of any future tax benefit and has been fully offset by a valuation allowance since realization is uncertain.

[10] Deferred rent liability

The Company's lease for office space provides for no rental payments during the first fourteen months of the lease and scheduled lease payments that increase during the term of the lease. Although rental payments are not made on a straight-line basis, the Company has recorded a deferred lease liability to recognize rental expense on *a* straight-line basis over the term of the lease. The accrued lease liability increases during periods in which the rental expense recognized exceeds the cash payments required under the lease and decreases during periods in which the cash payments required under the lease exceed the rental expense recognized.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[11] Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RENT COMMITMENTS

The Company leases office space under noncancelable leases in the name of its direct parent, Laidlaw Holding, Inc. with terms of from four to nine years, with certain renewal options. The Company also subleases a portion of such space under noncancelable subleases with terms of from one to two years. Future minimum payments as of December 31, 2001 under all noncancelable leases and subleases, which have an initial or remaining term of one year or more, were as follows:

Year Ending December 31,	Amount
2002	$ 1,054,000
2003	1,054,000
2004	1,083,000
2005	891,000
2006	669,000
Thereafter	2,342,000
	7,093,000
Sublease payments	(683,000)
Net lease commitments	$ 6,410,000

Leases contain provisions for escalation based upon certain increases in costs incurred by the lessor. Rent expense, including utilities, net of sublease income of $336,776, for the year ended December 31, 2001 was $765,923. As discussed in Note E, although the Company shares office space with its Parent and affiliates, no portion of the total rent expense is allocated to these other entities.

NOTE D - SECURITY TRANSACTIONS AND ASSOCIATED RISKS

The Company conducts business with one clearing broker on behalf of its customers and for its own proprietary accounts pursuant to a clearance agreement. The Company earns commissions as an introducing broker for the transactions of its customers.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

NOTE D - SECURITY TRANSACTIONS AND ASSOCIATED RISKS (CONTINUED)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to the Company's customers, subject to various regulatory margin requirements, collateralized by cash and securities in the customers' accounts. However, the Company is required to contact the customer and to either obtain additional collateral or to sell the customer's position if such collateral is not forthcoming. The Company is responsible for any losses on such margin loans, and has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

The Company seeks to control the risks associated with these activities by reviewing the credit standing of each customer and counterparty with which it does business. Further, working with the clearing broker, it requires customers to maintain collateral in compliance with various regulatory and internal guidelines. Required margin levels are monitored daily pursuant to such guidelines. Customers are requested to deposit additional collateral or reduce security positions when necessary. The Company's exposure to these risks becomes magnified in volatile markets.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at the market values of the related securities, and will incur a loss if the market values of the securities increase subsequent to December 31, 2001.

NOTE E - TRANSACTIONS WITH PARENT AND AFFILIATES

The Company pays certain operating expenses on behalf of the Parent in its ordinary course of business, for which the Parent reimburses the Company. As of December 31, 2000, the Company had receivables from its Parent and an affiliate of $1,978,365 and $402,683, respectively, for such expenses which were paid during 2001.

The Company, together with its Parent and other affiliates, share employees, office space and furniture and equipment. Rather than allocating the total cost of these items among the entities or charging a management fee, the Company and the Parent each bear the full cost of certain individual expense items. As a result, the costs reflected in the accompanying statement of operations relating to these items may not be indicative of the costs that would be incurred if the Company were a standalone entity.

The Parent maintains a stock option plan for its employees (together with employees of the Company) whereby options are granted with an exercise price equal to the market value of the underlying shares at the date of grant. The Parent together with the Company have elected to follow Accounting Principles Board Opinion No.25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for employee stock options. During 2001, the Parent decreased the exercise price on all outstanding options thereby causing the plan to be accounted for as a variable plan from the date of the modification to the date the options are exercised, forfeited or expire unexercised. Accordingly, during 2001, the Company recorded compensation expense of $666,900 for repriced options granted to its employees with a corresponding increase to additional paid in capital.

The Company is dependent on its Parent for continued funding to assure it will have sufficient liquid assets to meet its regulatory net capital requirement.

For the year ended December 31, 2001, the Company received management fees of approximately $198,000 from a majority owned, indirect subsidiary of the Parent, which was sold during the year.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $758,722 and a net capital requirement of $106,622. The Company's aggregate indebtedness to net capital ratio was 2.11 to 1.

NOTE G - TAX-DEFERRED SAVINGS PLAN

The Company maintains a defined contribution 401(k) savings plan, which covers substantially all employees who are employed by the Company and its affiliates who have attained the age of 21. The Company has appointed individual trustees under the Plan and the assets are held with an outside agent. Additionally, the employer reserves the right to terminate the Plan, in whole or in part, at any time.

The Plan allows each participant to contribute up to 15% of the participant's annual compensation to the Plan. Employee contributions are vested immediately. The Company, at the discretion of management, can elect to match up to 50% of each participant's salary deferrals to the extent such participant's contribution does not exceed 6% of compensation. Vesting in the Company match occurs ratably over a period of five-years. During 2001, the Company contributed approximately $26,248 to the Plan.

NOTE H - COMMITMENTS AND CONTINGENCIES

The Company has been named as defendant in several lawsuits and arbitration proceedings that allege violations of Federal and state securities laws and claim substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various proceedings will not result in any material adverse effects on the Company's financial position. Some of the significant proceedings are discussed below:

Galacticomm Technologies, Inc. vs. Laidlaw Global Securities, Inc.

The Company is a defendant in a legal matter involving the underwriting and initial public offering of Galacticomm Technologies, Inc. ("Galacticomm") shares. The Company acted as a member of a selling group, pursuant to which the Company agreed to purchase 200,000 shares of Galacticomm at $5.40 per share and 200,000 warrants of Galacticomm at $0.09 per warrant. Additionally, the Company agreed to guarantee the purchase of an additional 20,000 shares and warrants if deemed necessary. Prior to the settlement of the IPO, the Company had satisfied all its commitments as part of its agreement with the lead underwriter. Prior to the settlement of the IPO, the lead underwriters aborted the IPO based upon what they, in their sole discretion, believed was a declining market in the U.S. and abroad. Pursuant to the underwriting agreement between Galacticomm and the lead underwriters, the lead underwriters had the right, in their sole discretion, to abort the IPO in the event of adverse conditions. Galacticomm commenced suit against the underwriting group in a Florida state court seeking damages for breach of the underwriting agreement.

Greek Capital Market Commission vs. Laidlaw Global Corporation, Inc.

The Company has been named, as well as the Parent, in an administrative proceeding involving the Greek Capital Market Commission ("CMC"). In early 2000, representatives of the Parent were introduced to a representative of Elektra S.A. ("Elektra"), an entity whose securities are publicly traded in Greece, in order to discuss a business strategy by which the Parent would assist in the sale of a significant amount of Elektra's shares by certain of its stockholders. Following meetings with such persons, Elektra announced in the spring of 2000 that its principal shareholders would sell up to 3,000,000 shares of its stock. On March 28, 2000, Elektra sold two million shares of its stock to institutional investors through a Greek brokerage firm, Contalexis Financial Services.

NOTE H - COMMITMENTS AND CONTINGENCIES (CONTINUED)

On February 28, 2001, the CMC, an administrative body which reviews securities issues in Greece, found that the Company violated certain notification requirements to the CMC and Elektra. According to the CMC's findings, the Parent (i) failed to notify the CMC and Elektra of the March 28, 2000 acquisition of Elektra shares and (ii) failed to notify the Athens Stock Exchange of the Parent's assignment of voting rights and participation of share capital in Elektra. The Parent believes that, since neither it nor any subsidiary, including the Company, ever owned shares of Elektra, and for the other reasons set forth below, both of these findings are without merit and factually inaccurate and will be overturned on appeal.

Additionally, the CMC found that a representative of the Parent falsely stated to the public that the Parent was interested in holding Elektra shares two days prior to selling such shares. Since the Parent never held shares of Elektra, management believes that such statements were misquoted by the Greek press. The Company was assessed fines of approximately $79,000 and $77,000, respectively, for the first two findings. The Parent was assessed a fine of approximately $408,000 for the third finding.

These fines were levied after reviewing response letters filed by the Parent's Greek counsel. Greek counsel to the Parent filed Remedy Petitions before the CMC against the decisions assessing the fines, but such Remedy Petitions were rejected by the CMC. During 2001, Greek counsel filed Writs of Annulment before the Conseil d'Etat, which is the Greek Court having jurisdiction over such matters. A trial date has not yet been established. Since neither the Parent, nor any of its subsidiaries, including the Company, has (i) ever owned shares of Elektra, (ii) ever acted as a principal or agent for the purchase or sale of shares of Elektra, (iii) acted as a broker-dealer of securities of Elektra, or (iv) ever stated, publicly or otherwise, that it, or any of its subsidiaries, did hold, or intended to hold or own, shares of Elektra, it believes that the findings of the CMC will be overturned on appeal. No provision for these fines has been recorded in the accompanying financial statements.

SUPPLEMENTARY INFORMATION

LAIDLAW GLOBAL SECURITIES, INC.
(an indirect wholly-owned subsidiary of Laidlaw Global Corporation)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Total stockholder's equity from statement of financial condition	$ 1,228,567
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	1,000
Notes and other receivable	120,070
Prepaid expenses and other assets	137,916
Computer equipment and software	89,377
Other deductions and charges	13,000
	361,363
Net capital before haircuts on securities positions	867,204
Haircuts on securities positions:	
Other securities	108,482
Net capital	$ 758,722
Computation of Basic Net Capital Requirements	
Minimum net capital required: 6 2/3% of $1,599,334	$ 106,622
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement	$ 106,622
Excess net capital	$ 652,099
Computation of Aggregate Indebtedness:	
Commissions payable	$ 243,656
Accounts payable and accrued liabilities	531,379
Due to parent	196,821
Deferred revenue	99,722
Deferred rent liability	527,756
	$ 1,599,334
Percentage of aggregate indebtedness to net capital	2.11 %
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 839,517
Increase in net loss attributable to audit adjustments	(300,995)
Decrease in receivable from clearing broker	231,307
Increase in securities owned, at market value	(231,307)
Decrease in notes and other receivable	202,995
Decrease in receivable from related party	31,163
Decrease in securities owned, not readily marketable	28,086
Decrease in prepaid expenses and other assets	10,000
Increase in hair cuts on securities positions	(52,044)
Net capital per above	$ 758,722

See notes to financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Board of Directors and Stockholders
Laidlaw Global Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Laidlaw Global Securities, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard A. Eisner & Company, LLP

New York, New York
April 15, 2002